

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

October 1, 2010

ETFS Asian Gold Trust
c/o Corporation Service Company
80 State Street
Albany, NY 12207-2543

> **Re:** **ETFS Asian Gold Trust**
> **Registration Statement on Form S-1**
> **Amendment No. 1 filed September 15, 2010**
> **File No. 333-168277**

Dear Sir or Madam:

We have reviewed your registration statement and your response letter dated September 15, 2010, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

Trust Expenses, page 21

1. We note your response to comment 8 from our letter dated August 19, 2010, and your disclosure that neither the trust nor the trustee will be a party to any sponsor's fee rebate arrangements negotiated by the sponsor. Based on our call with counsel on October 1, 2010, we understand that any rebate paid by the sponsor to institutional investors will be made from funds provided by the sponsor, and will not involve any assets of the trust. Please provide such information in your filing.

Exhibit 8.1

2. We note the statement in the opinion that "the discussion relating to tax matters under the heading "United States Federal Income Tax Consequences" in the Prospectus (subject to the qualifications contained therein) expresses our opinion as to the material aspects of the United States federal income tax treatment to a Shareholder, as of the date hereof, of an acquisition of a Share pursuant to the Prospectus." We further note that the discussion in the prospectus also relates to the ownership and disposition of shares. Please obtain and file a tax opinion that also opines on the material tax effects related to the ownership and disposition of the shares.

Exhibit 10.3

3. We note that this exhibit contains a schedule that you have not included as part of the exhibit. Please ensure that you file Schedule A to this exhibit with your next amendment.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sean Donahue at (202) 551-3579 or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director